Exhibit 99.1

Jumei to Hold Annual General Meeting on December 25, 2019

BEIJING, December 11, 2019 -- Jumei International Holding Limited (NYSE: JMEI) ("Jumei" or the "Company"), China's leading online retailer of beauty products, today announced that that it will hold its annual general meeting of shareholders (the "AGM") at 20th Floor, Tower B, Zhonghui Plaza, 11 Dongzhimen South Road, Dongcheng District, Beijing 100007, the People's Republic of China on December 25, 2019 at 3:00 p.m. (Beijing time). No proposal will be submitted to shareholders for approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and holders of the Company's American depositary shares ("ADSs") to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on December 11, 2019 (Eastern Time) as the record date (the "Record Date") for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of the Company's Class A or Class B ordinary shares, par value US$0.00025 per share, at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Holders of the Company's ADSs are welcome to attend the AGM in person.

Shareholders and ADS holders may obtain a copy of the Company's annual report on Form 20-F, free of charge, from our website at http://ir.jumei.com/, or by writing to Investor Relations Department, Jumei International Holding Limited, 20th Floor, Tower B, Zhonghui Plaza, 11 Dongzhimen South Road, Dongcheng District, Beijing 100007, the People’s Republic of China, or by sending an email to carnell@christensenir.com.

About Jumei

Jumei (NYSE:JMEI) is a fashion and lifestyle solutions provider with a diversified portfolio of products on offer in China. Jumei sells branded beauty, baby, children and maternity products, light luxury products, as well as health supplements through its e-commerce platform. Jumei has invested in adjacent fashion and lifestyle businesses such as Jiedian, a mobile device power bank operating company, and TV drama series production, to expand its service offerings. These investments will further expand and strengthen Jumei's ecosystem as it seeks to benefit from China's transition into the new retail era.

For investor and media inquiries, please contact:

Christensen
In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In United States
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@christensenir.com